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                                                                    EXHIBIT 12.1
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                                           OCWEN FINANCIAL CORPORATION AND SUBSIDIARIES
                                             COMPUTATION OF EARNINGS TO FIXED CHARGES
                                                      (DOLLARS IN THOUSANDS)

                                                         Six Months
                                                           Ended
                                                          June 30,                         Year Ended December 31,
                                                   -------------------------------------------------------------------------------
                                                     1998         1997       1997         1996        1995       1994       1993
                                                     ----         ----       ----         ----        ----       ----       ----
Earnings:
     (Loss) income from continuing operations
       before income taxes (1)                     $ (21,873)   $  44,323   $  99,538   $  61,301   $ 37,701   $ 81,577   $ 37,630

Add:
     Fixed charges (2)                             $ 101,863    $  77,054   $ 163,798   $ 116,671   $ 84,626   $ 63,549   $ 36,023
                                                   ---------    ---------   ---------   ---------   --------   --------   --------

Earnings for computation purposes                  $  79,990    $ 121,377   $ 263,336   $ 177,972   $122,327   $145,126   $ 73,653

(Deficiency) of earnings available to cover fixed
  charges                                          $ (21,873)   $     -     $     -     $     -     $    -     $    -     $    -

Ratio of earnings to fixed charges:

     Including interest on deposits (3) (4)              -           1.58        1.61        1.53       1.45       2.28       2.04

     Excluding interest on deposits (3) (4)              -           3.81        3.39        3.68       3.95       5.40       3.22

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(1)  Earnings represents income from continuing operations excluding undistributed income from a less than fifty percent owned entity.

(2) Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses, as well as the interest component of rental expense.

(3) The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes, extraordinary gains and cumulative effect of a change in accounting principle excluding undistributed income from a less than fifty percent owned entity plus fixed charges by (y) fixed charges.

(4) Excluding the impairment loss on AAA-rated agency interest-only securities of $77,645, the Company's ratio of earnings to fixed charges for the six months ended June 30, 1998 would have been 1.55 and 2.24 including and excluding interest on deposits, respectively.

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